Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

EARNINGS (LOSS) PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

(Millions of Dollars, Except Per-share Amounts)

	Years ended December 31
	2003	2002	2001
Net income (loss)	$1,198	$(344)	$(201)

Diluted earnings (loss) per common and dilutive potential common share:
Weighted average common shares outstanding (in thousands)	1,731,325	1,733,343	1,734,506
Weighted average dilutive potential common shares:
Stock option and compensation plans	35,075	—	—

Weighted average common and dilutive potential common shares	1,766,400	1,733,343	1,734,506

Diluted earnings (loss) per common share:
Net income (loss)	$.68	$(.20)	$(.12)

Basic earnings (loss) per common share:
Weighted average common shares outstanding (in thousands)	1,731,325	1,733,343	1,734,506

Basic earnings (loss) per common share:
Net income (loss)	$.69	$(.20)	$(.12)